03007860

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ventracor Limited

*CURRENT ADDRESS 11 Technology Drive
Labrador QLD 4215
Australia

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4630 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 3/25/03

ANNUAL REPORT 2002



ventracor
the heart company

VENTRACOR LIMITED
the heart company

Our goal is to be the world's pre-eminent supplier of Left Ventricular Assist Devices as an alternative to heart transplantation.

In the past year, Ventracor:

- Refocused its business around the growth opportunities presented by the VentrAssist™ Left Ventricular Assist Device
- Appointed a new Managing Director and Chief Executive Officer, Mr Michael Spooner
- Ensured its future through share placements, with $20 million cash available to commercialise VentrAssist™
- Restructured the eHealth division
- Changed its name from MicroMedical Industries Limited to Ventracor Limited

The Ventrassist Division

The Ventrassist division is focused on bringing the VentrAssist™ Left Ventricular Assist Device to global markets as quickly as possible.

In the past year, the Ventrassist division:

- Completed design of VentrAssist™
- Began full manufacturing of VentrAssist™ devices
- Conducted the first human placement trials of VentrAssist™
- Commenced the approval process with the US FDA
- Began recruiting hospitals for human trials
- Extended animal and bench testing for pre-clinical trials



Outlook

In 2002, the Ventrassist division will gain approval to commence human implant trials with VentrAssist™ and throughout 2003 will continue working towards market approval.

On 5 July 2002, Ventracor Limited (ASX:VCR) changed its name from MicroMedical Industries Limited following overwhelming endorsement from its shareholders.



VentrAssist™ : Fact File

- VentrAssist™ is used to assist the heart's left ventricle to [illegible]
- The heart is not removed
- VentrAssist™ represents a life saving alternative to heart transplantation
- As congestive heart failure continues to increase, it will affect us all either directly or [illegible] those we [illegible] around 300,000 people each year enter end-stage heart failure
- VentrAssist™ is designed for ease of implantation which should be [illegible] difficult than conventional open-heart surgery
- Patients do not need immuno-suppressive drugs
- Weighs 298 grams and is 60mm in diameter
- Unlimited life with no wearing parts
- May allow the heart to recover
- Made from titanium alloy
- Global market for VentrAssist™ is independently valued at US$7 billion to US$12.5 billion per year

The eHealth Division

The eHealth division is [illegible] developing and selling [illegible] monitors [illegible]

[illegible] year, the eHealth division:

- [illegible]
- [illegible]
- [illegible] market beyond [illegible] sectors
- [illegible]

Outlook

In the coming year the eHealth division will benefit [illegible] changes made in the past year as its [illegible] continue to grow and its costs reduce.

Ventracor has transformed itself into a company that is fully engaged in commercialising the VentrAssist™ device.

CHAIRMAN'S STATEMENT

The past year has been a time for significant and wide-reaching change throughout our entire company as we focus on the commercialisation of the VentrAssist™ 'artificial heart'.

The change affected our identity, with shareholders overwhelmingly voting in favour of a name change from Micromedical Industries Limited to Ventracor Limited. This took effect in July 2002.

Ventracor is a unique name for our company, one that ties us directly to our core product, the VentrAssist™ 'artificial heart', and gives us the opportunity to stand out in the international market place. We believe this move will assist strongly in our establishing an enduring corporate identity and branding of our company and its products and services among both the medical and investment communities.

The new name also reflects our commercial focus on the VentrAssist™ device following a wide-ranging structural review, conducted to examine how to position the company as we begin clinical trials of VentrAssist™ in humans.

Board Changes

As the company continues to evolve, it is important to ensure the Board's composition includes the expertise and experience needed to support the drive into full international commercialisation of VentrAssist™. With this in mind, the decision was made to expand and strengthen the Board's commercial expertise.

The Board appointed Mr Michael Spooner as Managing Director and Chief Executive Officer, effective from 1 January 2002. Mr Spooner brings to Ventracor a strong commercial focus and international experience in taking technological innovation to market, supporting the company's drive for early sales of VentrAssist™.

During the year, Mr John Ward joined the Board. Mr Ward has an extensive background as CEO of Qantas and a senior executive role with News Corporation, and is a director of Tourism NSW, Adelaide Airport Limited and Brisbane Airport Corporation. Mr Ward was also appointed Chairman of the Board's Audit and Compliance Committee.

Since the end of the financial year, Ms Elizabeth Nosworthy has been appointed to the Board. Ms Nosworthy was formerly a partner in a national legal firm and is currently Chairman of Prime Infrastructure Management Limited and a Director of David Jones Limited and GPT Management Limited. In 2001, she was recognised by the Australian Institute of Company Directors with its Gold Medal Award for her outstanding contribution as a company director and to the community.

Mr Rodney White retired from the Board in November 2001. We thank him for his commitment to our company and for his assistance during a difficult time in its existence.

Corporate Governance

Ventracor is committed to open and transparent relationships with its stakeholders, underpinned by sound corporate governance principles.

In the interests of accountability to our shareholders and effective decision-making, we continually monitor best practice in corporate governance appropriate for a company of our type and size. As well, our Audit and Compliance Committee is responsible for overseeing the company's accounting and financial practices and its compliance with legal requirements.

As continuous disclosure is one key to meaningful corporate governance, we continue to commit to this area and our practices are under constant review.



Auditor

Johnston Rorke has been Ventracor's auditor for many years and has served the company very well. As our commercialisation process leads us into markets around the world, the Board, through its Audit and Compliance Committee, undertook a comprehensive, formal review of the company's audit requirements in the future.

Given the emerging change in the company's circumstances, Johnston Rorke acknowledged that it was appropriate for the firm to tender its resignation at the next Annual General Meeting. The Board acknowledges the contribution from Johnston Rorke during a key part of the company's history and development.

The review involved the major international accounting firms and the Board is recommending that shareholders appoint PricewaterhouseCoopers as Ventracor's new auditor at the next AGM.



Capital

During the year, through two placements, we issued 21.7 million fully paid ordinary shares with Australian and international investors, the proceeds of $17.2 million being used to accelerate the commercialisation of the VentrAssist™ device. It was pleasing to see the growing overseas institutional interest in the company as well as the continuing interest in Australia.

The Share Purchase Plan, which was open to existing shareholders, raised $6.63 million from the issue of 8.3 million shares. As well, about 5 million shares were issued as a result of options being exercised for $1.7 million.

I am encouraged to see our shareholder base constantly expanding and interest from institutional investors increasing. This reflects the high level of interest and commitment from Australian shareholders to back successful Australian technology.

eHealth Division

As announced on 8 August 2002, the Board is engaged in reviewing all the available options in respect of the eHealth division including, but not limited to, the identification of potential purchasers of the division. The Board has appointed Ernst and Young as independent external advisers to assist in a formal process for this review.

Future

Our company has a strong future. VentrAssist™ is on track for human implant trials later this year and we are all committed to achieving Ventracor's success in record time.

I acknowledge the contribution and ongoing enthusiasm and commitment of all our staff this year in achieving key milestones.

My Board colleagues and I are confident that Ventracor is well positioned for the future which is expected to place us in the international spotlight, with a strong team, an excellent product and the drive needed for success.

John C Massey
Chairman



" Our company has a strong future. VentrAssist™ is on track for human implant trials later this year and we are all committed to achieving Ventracor's success in record time. "

John C Massey Chairman

MANAGING DIRECTOR & CEO STATEMENT



2002 has been a hallmark year for Ventracor, which has seen us achieve a number of significant milestones in our quest to successfully commercialiseour VentrAssist™ 'artificial heart'.

Our goal is clear – to be the world's pre-eminent supplier of Left Ventricular Assist Devices as an alternative to heart transplant therapy.

We are now closer to meeting that goal, as the year saw an end to the research and development phase of VentrAssist™ and significant progress toward global commercialisation.

Ventracor has refocused and restructured; in record time, we have accomplished significant milestones in manufacturing, clinical trials, regulatory affairs and funding.

International Focus

Our strategy now focuses on international markets. As a significant proportion of the market for congestive heart failure therapy is in Europe and the United States, entry to global markets and projecting Ventracor as a worldwide brand is vital to early commercial success.

We aim to minimise time to market by taking a global approach to regulatory approval, with international clinical trials an integral element of that strategy. To this end, we have commenced discussions with international regulatory bodies including the United States Food and Drug Administration as well as various hospital Ethics Committees in order to confirm our approach.

Human placement trials were successfully completed in 2002. These trials incorporated the temporary placement of inert VentrAssist™ devices in human chest cavities during open-heart surgery.

We are now on track to gain approval for the first human implant trials of VentrAssist™ later this year. These trials will be conducted at The Alfred hospital in Melbourne, Australia, under the direction of world-renowned cardiothoracic surgeon, Associate Professor Don Esmore.

Ten patients will receive the VentrAssist™ device, which should occur over a period of up to six months. Upon completion of the first series of implants, called a Pilot Trial, we plan to extend the trials globally and perform an additional 50 - 60 implants in hospitals in Europe, the United States and Australia. This Pivotal Trial will form the basis for international regulatory approval of our device as an alternative to heart transplantation.

Before completing the full Clinical Trial program required for United States Food and Drug Administration approval, it is our intention to seek approval from European regulatory bodies to commence selling the VentrAssist™ device in Europe. This will enable Ventracor to generate revenue opportunities well ahead of schedule.

We expect the first series of human implants will attract significant attention from media, medical and investment communities, and we will take advantage of this attention to promote our identity not just in Australia, but internationally.

Financial Results

Ventracor reported a loss of $8.5 million for the year, which was in line with our announced forecasts.

This result reflected the significant and positive increase in activity associated with the commercialisation of the VentrAssist™, as well as disappointing results from the eHealth division.

At 30 June 2002, Ventracor had cash reserves of $19.8 million, which is sufficient to complete the Pilot Trial expected to begin in Australia later this year and to commence the global Pivotal Trial in 2003.

The company's transition to a full scale focus on the major opportunity associated with VentrAssist™ has required increased expenditure in regulatory affairs and in producing enough final devices to support clinical trials.

Ventracor has also engaged additional expertise for clinical testing and other activities involved in an accelerated approach to commercialising VentrAssist™.

The company continued with its policy to expense research and development costs in the year in which they were incurred. Similarly, the company continues to be free of any significant debt outside normal trading conditions.

eHealth Division

Sales for the division rose from $740,000 in the first half of the year to a total for the year of $2.1 million.

The eHealth division was adversely affected in the first half of the year by the impact of the events of September 11 on airlines worldwide.

In response to these challenging market conditions, the eHealth division was restructured to reduce recurring costs. We also increased focus on our comprehensive intellectual property while strategically focusing sales on new and evolving product lines including recently approved products such as the PocketView ECG device.

These moves also strengthened the division's longer-term potential, increasing our market size and reducing our reliance on market segments such as the airline industry.

> “Ventracor has refocused and restructured, accomplishing significant milestones in manufacturing, clinical trials, regulatory affairs and funding.”
>
> Michael Spooner Managing Director and Chief Executive Officer







Interest in our new products including PocketView and our miniaturised ECG cable continues to grow, and we expect these will soon be the division's largest revenue generators, replacing older devices that so far have been the backbone of the division's sales.

Quality Assurance

We are firmly committed to quality assurance, which is fundamental to Ventracor's success.

We have, and will continue to attain, 'benchmark' and other world-class certification standards and to maintain best practice. In pace with the acceleration of commercialisation of VentrAssist™, Good Manufacturing Practice and Good Laboratory Practice standards, which aim to ensure consistency and reliability, are applied to all our processes.

The Future

Ventracor is fully engaged in commercialising VentrAssist™ for which there are independent estimates of an international market valued at between US$7.5 billion and US$12 billion annually.

Clearly, our objective is to commence human clinical trials for VentrAssist™ in Australia as soon as possible before extending clinical trials internationally.

We are making important advances toward the commencement of global clinical trials and are seeing growing awareness of the impact that the VentrAssist™ will deliver.

On a more personal note, the past six months has been an exciting and challenging time for me.

I am extremely encouraged by the drive, dedication and talent of our staff to not only the technical success of the VentrAssist™, but equally to the timely commercialisation of this unique product that will positively affect such a considerable number of people worldwide.

I believe we are ready to take on international markets, and that our global approach to market clearance will minimise the time to market for VentrAssist™.

I am proud to lead Ventracor at this time and to be part of a company with the capacity to improve the quality of life for millions of people worldwide.

I would also like to thank our shareholders for continuing to support our vision. I look forward to reporting on the outcome of the coming year, one that promises to be a year of opportunity for Ventracor as we continue down the path of commercialisation.

Michael Spooner
Managing Director and Chief Executive Officer



FINANCIAL REPORT

FOR THE FINANCIAL YEAR ENDED JUNE 30, 2002



VENTRACOR LIMITED (FORMERLY MICROMEDICAL INDUSTRIES LIMITED) ABN: 46 003 180 372

Ventracor Limited, the heart company, is pleased to announce its results for the 12 months ended 30th June 2002.

The company's loss for the year of $8.5m is in line with our previously announced forecasts. This result reflects the significant and positive increase in activity associated with the commercialisation of the VentrAssist™ 'artificial heart' as well as disappointing results from the eHealth Division.

At 30 June 2002 the company had cash reserves of $19.8m. It is anticipated that the company has sufficient funds in place to complete Pilot Clinical Trials in Australia, which are expected to commence later this calendar year and to commence global Pivotal Clinical Trials in 2003.

Over the past 12 months Ventracor has accomplished a number of significant milestones, not the least of which has been a transition from research and development into a company that is fully engaged in commercialising the VentrAssist™ device for which there are independent estimates of an international market valued at between US$7b to US$12.5b annually.

The company's transition to a full scale focus on the major opportunity associated with the VentrAssist™ device has necessitated increased expenditure in regulatory affairs and in the production of a sufficient number of final devices to support Clinical Trials.

In addition, the company has engaged additional resources for clinical testing and activities associated with an accelerated approach to commercialising the VentrAssist™ device.

Our total expenditure for the 12 months has increased from $7.6m in the 2001 financial year to $11.1m in the current financial year. In line with the company's policy, all research and development costs are expensed in the year in which they are incurred.

Ventracor's eHealth Division, which supplies specialised ECG monitors and software, has been the subject of a reorganisation over the past several months. This reorganisation has resulted in increased sales activity that has seen revenues rise from $0.74m in the first 6 months of the financial year, to a total of $2.1m for the full financial year.

As announced on 8 August 2002, an offer from employees of the eHealth Division has been received for the acquisition of the assets of this division. The Board is currently engaged in reviewing all available options in respect of the eHealth Division including, but not limited to, the identification of potential purchasers of the division. To this end, the company has appointed independent external advisors to assist in the establishment and execution of the process.



Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the financial year ended June 30, 2002.

1. DIRECTORS

The following persons were directors of Ventracor Limited during the whole of the financial year and up to the date of this report:

J C Massey	
M R Spooner	(Appointed November 15, 2001)
E A Nosworthy	(Appointed July 11, 2002)
J F Ward	(Appointed August 30, 2001)
R White	(Resigned November 15, 2001)
K L Woodthorpe	

Directors were in office for the entire period unless otherwise stated.

2. MEETINGS OF DIRECTORS

The numbers of meetings of the company's directors (including meetings of committees of directors) held during the financial year and the numbers of meetings attended by each director were:

DIRECTOR	DIRECTORS' MEETINGS		AUDIT AND COMPLIANCE COMMITTEE MEETINGS	
	A	B	A	B
J C Massey	9	9	2	3
M R Spooner	6	6	*	*
J F Ward	7	7	2	2
R White	3	3	1	1
K L Woodthorpe	9	9	3	3

A - Number of meetings attended
B - Number of meetings held during time the director held office or was a member of the committee during the year
* - Not a member of the Audit and Compliance Committee

3. PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity are the research, development, manufacture and marketing of a range of cardiac technology services and products. There were no significant changes in the nature of activities during the financial year.

4. REVIEW OF OPERATIONS AND RESULTS

Refer to Operations Report.

5. INFORMATION ON CURRENT DIRECTORS

J C Massey – B Comm CPA FAICD FAIM
Chairman

Mr Massey became Chairman of Ventracor in July 1998.

Mr Massey became a full-time Company Director in December 1997 after more than 20 years as a Chief Executive with extensive and broadly based commercial experience spanning many industries.

Mr Massey's other current appointments include being Chairman of AV Syntec, and a Director of the Australian Dairy Corporation, Darling Downs Foods, the Kerwee Pastoral Group and Voxson.

Mr Massey is President of the Australian Institute of Company Directors in Queensland and a Member of the Institute's National Council.

M R Spooner - B Comm ACA
Group Managing Director and CEO

Mr Spooner was appointed a Director of Ventracor Limited on November 15, 2001 and joined the company in a full-time capacity as Managing Director and CEO effective as of January 1, 2002.

Mr Spooner has over 20 years commercial experience. Mr Spooner's primary business skills are associated with successful business development in an international environment.

In particular, Mr Spooner was a partner/director of consulting services for major international professional firms where he built and operated multinational technology companies.

E A Nosworthy - BA LLB LLM FAICD
Non-executive Director

Ms Nosworthy joined the board of Ventracor Limited on July 11, 2002. Ms Nosworthy practiced as a commercial lawyer and as partner in a national law firm for 20 years before pursuing a business career.

Ms Nosworthy has worked extensively in the private and public sectors and is currently Chairman of Prime Infrastructure Management Limited as well as a Director of David Jones Limited and GPT Management Limited.

J F Ward - BSc FAICD FAIM FAMI FCIT
Non-executive Director

Mr Ward joined the board of Ventracor on August 30, 2001. He is a professional company director and management consultant. He retired as the General Manager Commercial of News Limited in mid 2001. Prior to joining the News Corporation in mid 1994 he was Managing Director and Chief Executive of Qantas Airways Limited. This culminated a 25 year career with the airline in a variety of corporate and line management roles covering Australia, Asia, Europe and North America.

Mr Ward is an Honorary Life Governor of the Research Foundation of Information Technology, a Director of Adelaide Airport Limited, Brisbane Airport Corporation Limited and Tourism NSW. He is also Chairman of Ventracor's Audit and Compliance Committee.

K L Woodthorpe - PhD (Chemistry) BSc (Hons.1st Class) FAICD
Non-executive Director

Dr Woodthorpe is an independent consultant assisting Technology SME's with their commercialisation.

Dr Woodthorpe is a director of the Australian Business Foundation, Insearch Limited, Australian Cancer Technologies Limited and Agenix Limited.

6. DIRECTORS', EXECUTIVE AND SENIOR OFFICERS' REMUNERATION

Remuneration levels are competitively set to attract the most qualified and experienced directors, executive and senior officers. Annual performance reviews are conducted for all personnel and individual remuneration levels are adjusted accordingly after seeking independent professional advice where necessary. The remuneration of non-executive directors and allocation of options to all directors and employees are subject to shareholder approval. Details of the nature and amount of each element of the remuneration of each director of Ventracor Limited and each of the 5 officers of the company and the consolidated entity receiving the highest remuneration are set out in the following tables.

	DIRECTORS' BASE FEE $	BASE SALARY $	BONUS $	TERMINATION PAYMENTS $	SUPERANNUATION CONTRIBUTIONS $	NON-CASH BENEFITS $	TOTAL $
Director							
Non-executive							
J C Massey	63,334				5,066		68,400
J F Ward	29,583				2,366		31,949
R White	10,416				833		11,249
K L Woodthorpe	33,750				2,700		36,450
Executive							
M R Spooner		178,254			14,260	15,176	207,690
Executive and Senior Officers (excluding directors)							
J Woodard		213,066			36,674	11,266	261,006
M Blair (A)		94,664	65,000	32,855	12,773	7,500	212,792
W Edgar		176,666			15,183	4,151	196,000
B Satchwell		148,014			23,425		171,439
J Begg		124,593			9,967	15,440	150,000

(A) - Ms M Blair ceased employment on March 31, 2002.
The 5 officers of the company and consolidated entity receiving the highest remuneration are the same.

SHARE OPTIONS

Options over unissued ordinary shares of Ventracor Limited granted during the financial year to the above named directors and officers were as follows:

	NUMBER A	B	C	ATTRIBUTED VALUE $
Director				
Non-executive				
J C Massey	125,000	125,000	250,000	9,458
J F Ward	75,000	75,000	150,000	5,675
R White	Nil	Nil	Nil	Nil
K L Woodthorpe	75,000	75,000	150,000	5,675
Executive				
M R Spooner	250,000	250,000	500,000	18,918
Executive and Senior Officers				
J Woodard	125,000	125,000	250,000	9,458
M Blair	75,000	75,000	150,000	5,675
W Edgar	125,000	125,000	250,000	9,458
B Satchwell	75,000	75,000	150,000	5,675
J Begg	125,000	125,000	250,000	9,458

A - Issue price of shares, 77 cents, exercisable between November 30, 2002 and November 30, 2006.
B - Issue price of shares, $1.05, exercisable between November 30, 2003 and November 30, 2006.
C - Issue price of shares, $1.40, exercisable between November 30, 2005 and November 30, 2006.
For the purpose of this report, the directors have attributed the value to options based on a tax formula for valuing such rights.

7. LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Refer to Operations Report.

8. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year other than those items that are stated in the financial report.

9. DIRECTORS' INTERESTS

The directors' interests in shares and options in Ventracor Limited at the date of this report are as follows:

	NUMBER OF SHARES	NUMBER OF OPTIONS
Director		
Non-executive		
J C Massey	707,500	500,000
E A Nosworthy	10,000	Nil
J F Ward	40,000	300,000
K L Woodthorpe	275,000	300,000
Executive		
M R Spooner	53,000	1,000,000

10. SHARES UNDER OPTION

Unissued ordinary shares in Ventracor Limited under option at the date of this report are as follows:

NUMBER	ISSUE PRICE OF SHARES $	EXPIRY DATE
1,105,000	0.78	31/10/2002
949,001	0.35	30/03/2003
433,334	0.40	30/03/2003
733,332	0.45	30/03/2003
2,210,000	0.93	31/10/2004
1,790,000	0.77	30/11/2006
1,790,000	1.05	30/11/2006
3,580,000	1.40	30/11/2006

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Shares issued during the year on the exercise of options are disclosed in note 16.

11. SUBSEQUENT EVENTS

Since June 30, 2002, the consolidated entity has received an offer from a consortium of persons including employees for the assets of its Micromedical Industries (Cardiac e-Health) division.

The consolidated entity intends to undertake a review of all available options in respect of the Micromedical Industries (Cardiac e-Health) division including, but not limited to, the identification of potential purchasers of that division.

The directors are not aware of any other matter or circumstance not otherwise dealt with in this report or the accompanying financial report that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

12. INDEMNIFYING OFFICER OR AUDITOR

During the financial year, Ventracor Limited paid premiums of $43,219 to insure certain officers of the company and controlled entities. The officers covered by the insurance policy include the directors, company secretary, chief executive officer and all other executive officers. The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company or a controlled entity.

The consolidated entity has entered into an agreement to indemnify the directors in respect of any liability that relates to:

(a) a third party (other than the consolidated entity or a related body corporate) unless the liability arises out of conduct involving a lack of good faith; and

(b) for legal costs incurred in successfully defending civil or criminal proceedings or in connection with proceedings in which relief is granted under the Corporations Act 2001.

No liability has arisen under these indemnities as at the date of this report.

The consolidated entity has not indemnified, or agreed to indemnify, the secretary or auditor in respect of any liability.

13. ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory.

14. DIVIDENDS

No dividend was declared or paid during the financial year ended June 30, 2002.

This report is made in accordance with a resolution of the directors.

John C Massey
Chairman

Brisbane, Queensland
5 September 2002

TO THE MEMBERS OF VENTRACOR LIMITED

(FORMERLY MICROMEDICAL INDUSTRIES LIMITED)

Scope

We have audited the accompanying financial report, being the Directors' Declaration, Statements of Financial Performance, Financial Position and Cash Flows and Notes to the Financial Statements of Ventracor Limited for the financial year ended June 30, 2002. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and the Corporations Act 2001, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Ventracor Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at June 30, 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

JOHNSTON RORKE
Chartered Accountants

R C N WALKER
Partner

Brisbane, Queensland
5 September 2002

The directors declare that the accompanying financial statements and notes:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at June 30, 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

JOHN C MASSEY
Chairman

Brisbane, Queensland
5 September 2002



FOR THE YEAR ENDED JUNE 30, 2002	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
Sales revenue	2	2,099,846	4,352,970	2,099,846	4,352,970
Cost of sales		(653,714)	(1,305,479)	(653,714)	(1,305,479)
Gross profit		1,446,132	3,047,491	1,446,132	3,047,491
Other revenues from ordinary activities	2	1,194,897	1,352,281	1,194,897	1,352,281
Other expenses from ordinary activities					
Research and development		(6,392,127)	(4,139,546)	(6,392,127)	(4,139,546)
Marketing		(1,268,424)	(1,054,119)	(1,268,424)	(1,054,119)
Management and administration		(2,815,539)	(1,724,062)	(2,815,539)	(1,724,062)
Borrowing costs		(808)	(12,136)	(808)	(12,136)
Other		(664,535)	(686,482)	(665,937)	(686,594)
Loss from ordinary activities before income tax expense	3	**(8,500,404)**	**(3,216,573)**	**(8,501,806)**	**(3,216,685)**
Income tax expense	4	-	-	-	-
NET LOSS	**17**	**(8,500,404)**	**(3,216,573)**	**(8,501,806)**	**(3,216,685)**

		CENTS	CENTS
Basic earnings per share	24	(6.0¢)	(2.7¢)
Diluted earnings per share	24	(6.0¢)	(2.7¢)

The statements of financial performance should be read in conjunction with the accompanying notes.

AS AT JUNE 30, 2002	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
CURRENT ASSETS					
Cash assets	5	19,772,108	3,634,251	19,772,102	3,634,241
Receivables	6	255,400	888,974	255,400	888,974
Inventories	7	951,564	1,339,325	951,564	1,339,325
Other	8	49,964	53,319	49,964	53,319
Total Current Assets		21,029,036	5,915,869	21,029,030	5,915,859
NON-CURRENT ASSETS					
Other financial assets	9	-	-	6	1,412
Property, plant and equipment	10	1,366,538	446,541	1,366,538	446,541
Intangible assets	11	182,184	291,493	182,184	291,493
Total Non-Current Assets		1,548,722	738,034	1,548,728	739,446
Total Assets		22,577,758	6,653,903	22,577,758	6,655,305
CURRENT LIABILITIES					
Payables	12	1,476,578	1,330,484	1,476,578	1,330,484
Interest-bearing liabilities	13	-	33,615	-	33,615
Provisions	14	370,583	193,439	370,583	193,439
Other	15	110,468	-	110,468	-
Total Current Liabilities		1,957,629	1,557,538	1,957,629	1,557,538
NON-CURRENT LIABILITIES					
Provisions	14	30,774	76,261	30,774	76,261
Other	15	-	-	187,807	187,807
Total Non-Current Liabilities		30,774	76,261	218,581	264,068
Total Liabilities		1,988,403	1,633,799	2,176,210	1,821,606
NET ASSETS		20,589,355	5,020,104	20,401,548	4,833,699
EQUITY					
Contributed capital	16	53,448,088	29,378,433	53,448,088	29,378,433
Accumulated losses	17	(32,858,733)	(24,358,329)	(33,046,540)	(24,544,734)
TOTAL EQUITY		20,589,355	5,020,104	20,401,548	4,833,699

The statements of financial position should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED JUNE 30, 2002	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		2,659,477	4,276,607	2,659,477	4,276,607
Cash payments in the course of operations		(10,722,426)	(8,236,203)	(10,722,422)	(8,236,213)
Interest received		449,835	308,993	449,835	308,993
Grants received		869,568	871,709	869,568	871,709
Other revenue received		3,773	9,258	3,773	9,258
Borrowing costs paid		(808)	(12,136)	(808)	(12,136)
Net cash outflow from operating activities	18	(6,740,581)	(2,781,772)	(6,740,577)	(2,781,782)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		(1,191,323)	(288,157)	(1,191,323)	(288,157)
Proceeds from sale of plant and equipment		33,721	-	33,721	-
Payments for intangible assets		-	(364,365)	-	(364,365)
Proceeds from deposit			215,000		215,000
Net cash outflow from investing activities		(1,157,602)	(437,522)	(1,157,602)	(437,522)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		25,556,600	3,524,332	25,556,600	3,524,332
Share issue transaction costs		(1,486,945)	(190,423)	(1,486,945)	(190,423)
Repayment of lease liabilities		(33,615)	(206,695)	(33,615)	(206,695)
Net cash inflow from financing activities		24,036,040	3,127,214	24,036,040	3,127,214
Net increase/(decrease) in cash held		16,137,857	(92,080)	16,137,861	(92,090)
Cash at the beginning of the financial year		3,634,251	3,726,331	3,634,241	3,726,331
Cash at the end of the financial year	18	19,772,108	3,634,251	19,772,102	3,634,241

The statements of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Ventracor Limited as at June 30, 2002 and the results of all controlled entities for the year then ended. Ventracor Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

(B) CASH

For the purposes of the statements of cash flows, cash includes cash at bank and on hand as well as highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(C) RECEIVABLES

Trade Debtors

Sales made on credit and due 30 - 60 days are included in trade debtors at the amount due at balance date, net of a provision for amounts estimated to be uncollectable.

Amounts Owing by Controlled Entities

A provision for non-recovery of amounts owing by controlled entities is raised on the basis of their underlying net assets.

(D) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and labour, and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of stock, mainly on the basis of weighted average cost.

(E) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The expected useful lives are as follows:

Leasehold improvements	5 years
Plant and equipment	3 - 5 years
Plant and equipment under finance lease	3 - 4 years

(F) INCOME TAX

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(G) RESEARCH & DEVELOPMENT EXPENDITURE

All research and development expenditure is being expensed as incurred including the VentrAssist™ and other research projects.

(H) FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable, and bank balances, in foreign currencies are translated into Australian currency at the rate of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(I) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(J) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

(K) RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(L) LEASED NON-CURRENT ASSETS

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset.
Refer note 1(e) for expected useful lives.

Operating lease payments are charged to the statements of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(M) INTANGIBLE ASSETS

Licences acquired, which provide future economic benefits, are initially recognised at cost and are amortised on a straight line basis over 3 years, being the estimated period over which benefits are expected to arise.

(N) INVESTMENTS

Interests in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(O) PAYABLES

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(P) EMPLOYEE ENTITLEMENTS

(i) Wages and Salaries and Annual Leave
Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Long Service Leave
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(Q) UNEARNED REVENUE

Amounts received in advance of delivery of goods are included in unearned revenue.

(R) REVENUE RECOGNITION

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.

Grant revenue is recognised on an accruals basis over the relevant period of the grant.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(S) COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(T) GENERAL

This financial report covers both Ventracor Limited (formerly Micromedical Industries Limited) as an individual entity (parent entity) and the consolidated entity consisting of Ventracor Limited and its controlled entities.

Ventracor Limited is a public company limited by shares, incorporated and domiciled in Australia.

Its registered office is:
11 Technology Drive
Labrador QLD 4215
AUSTRALIA

Its principal place of business is:
126 Greville Street
Chatswood NSW 2067
AUSTRALIA

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

2. REVENUE

REVENUE FROM OPERATING ACTIVITIES				
Sale of goods	2,099,846	4,352,970	2,099,846	4,352,970
REVENUE FROM OUTSIDE OPERATING ACTIVITIES				
Government grants	707,568	1,033,709	707,568	1,033,709
Interest	449,835	308,993	449,835	308,993
Proceeds from sale of plant and equipment	33,721	-	33,721	-
Net foreign exchange gains	-	321	-	321
Other	3,773	9,258	3,773	9,258
	1,194,897	1,352,281	1,194,897	1,352,281
TOTAL REVENUE	**3,294,743**	**5,705,251**	**3,294,743**	**5,705,251**

3. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following specific items:				
Amortisation				
- plant and equipment under finance lease	3,544	82,194	3,544	82,194
- leasehold improvements	5,273	3,975	5,273	3,975
- licences	109,309	72,872	109,309	72,872
Depreciation - plant and equipment	228,273	120,516	228,273	120,516
Provision for				
- employee entitlements	131,657	87,362	131,657	87,362
- stock obsolescence	296,795	28,923	296,795	28,923
Rental expense	295,394	162,370	295,394	162,370
Borrowing costs - lease finance charge	808	12,136	808	12,136
Write down of investments to recoverable amount	-	15,131	1,406	15,131
Net foreign exchange losses	2,722	-	2,722	-
Net loss on sale of plant and equipment	515	-	515	-

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

4. INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
Loss from ordinary activities before income tax expense	(8,500,404)	(3,216,573)	(8,501,806)	(3,216,685)
Income tax calculated at 30% (2001: 34%)	(2,550,121)	(1,093,635)	(2,550,542)	(1,093,673)
TAX EFFECT OF PERMANENT DIFFERENCES:				
Additional deduction for research and development expenditure	(610,000)	(214,000)	(610,000)	(214,000)
Sundry items	10,000	20,000	10,000	20,000
Income tax adjusted for permanent differences	(3,150,121)	(1,287,635)	(3,150,542)	(1,287,673)
Future income tax benefit not recognised	3,150,121	1,287,635	3,150,542	1,287,673
Income tax expense	-	-	-	-
Estimated potential future income tax benefit attributable to tax losses not booked	7,850,000	4,700,000	7,750,000	4,600,000

The future income tax benefit will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

FRANKING CREDITS

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
Franking credits available for subsequent financial years based on a tax rate of 30% (2001: 30%).			250,900	250,900

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

With effect from July 1, 2002 it is proposed that the amount recorded in the franking account be based on the amount of income tax paid. As a result the franking account balance from July 1, 2002 will be adjusted to $107,529. This amount is effectively equivalent to the balance noted above as the same amount of fully franked dividends can potentially be paid.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

5. CASH ASSETS

Cash at bank and on hand	1,247,997	1,419,251	1,247,991	1,419,241
Cash deposits and bank bills	18,524,111	2,215,000	18,524,111	2,215,000
	19,772,108	3,634,251	19,772,102	3,634,241

Cash deposits and bank bills comprise cash-equivalent assets with short periods to maturity (for the balances at the reporting date, maturity was 30 days or less).

6. RECEIVABLES

Current				
Trade debtors	189,830	637,806	189,830	637,806
Provision for doubtful debts		(466)		(466)
	189,830	637,340	189,830	637,340
Other debtors	65,570	251,634	65,570	251,634
	255,400	888,974	255,400	888,974
Non-current				
Amounts owing by controlled entities	-	-	-	2,205,171
Provision for non-recovery				(2,205,171)
	-	-	-	-

7. INVENTORIES

Raw materials - at cost	894,125	903,228	894,125	903,228
Work in progress - at cost	-	7,076	-	7,076
Finished goods - at cost	383,157	457,944	383,157	457,944
	1,277,282	1,368,248	1,277,282	1,368,248
Provision for stock obsolescence	(325,718)	(28,923)	(325,718)	(28,923)
	951,564	1,339,325	951,564	1,339,325

8. OTHER CURRENT ASSETS

Prepayments	49,964	53,319	49,964	53,319

9. OTHER FINANCIAL ASSETS

UNLISTED				
Shares in controlled entities - at cost (see note 19)	-	-	400,006	401,412
Provision for diminution in value			(400,000)	(400,000)
	-	-	6	1,412

At June 30, 1995 the directors provided for the diminution in value of shares in a controlled entity on the basis of its underlying net assets.

10. PROPERTY, PLANT AND EQUIPMENT

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED AND PARENT ENTITY LEASEHOLD IMPROVEMENTS $	PLANT & EQUIPMENT $	PLANT & EQUIPMENT UNDER FINANCE LEASE $	TOTAL $
COST				
Carrying amount at June 30, 2001	24,574	1,532,240	84,947	1,641,761
Additions	23,224	1,168,099	-	1,191,323
Disposals	-	(36,540)	(84,947)	(121,487)
Carrying amount at June 30, 2002	47,798	2,663,799	-	2,711,597
ACCUMULATED DEPRECIATION/AMORTISATION				
Carrying amount at June 30, 2001	20,992	1,121,511	52,717	1,195,220
Disposals	-	(30,990)	(56,261)	(87,251)
Depreciation/amortisation expense	5,273	228,273	3,544	237,090
Carrying amount at June 30, 2002	26,265	1,318,794	-	1,345,059
NET BOOK VALUE				
As at June 30, 2001	3,582	410,729	32,230	446,541
As at June 30, 2002	21,533	1,345,005	-	1,366,538

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
11. INTANGIBLE ASSETS				
Licences - at cost	364,365	364,365	364,365	364,365
Accumulated amortisation	(182,181)	(72,872)	(182,181)	(72,872)
	182,184	291,493	182,184	291,493
12. PAYABLES				
Trade creditors and accruals	1,476,578	1,330,484	1,476,578	1,330,484
13. INTEREST-BEARING LIABILITIES				
CURRENT				
Lease liabilities	-	33,615	-	33,615

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

14. PROVISIONS

CURRENT				
Employee entitlements	370,583	193,439	370,583	193,439
NON-CURRENT				
Employee entitlements	30,774	76,261	30,774	76,261
Aggregate employee entitlement liabilities comprise:				
Provision for employee entitlements				
Current	370,583	193,439	370,583	193,439
Non-Current	30,774	76,261	30,774	76,261
	401,357	269,700	401,357	269,700
Number of employees at end of financial year	64	45	64	45

15. OTHER LIABILITIES

CURRENT				
Unearned revenue	110,468	-	110,468	-
NON-CURRENT				
Amounts owed to controlled entities	-	-	187,807	187,807

16. CONTRIBUTED CAPITAL

SHARE CAPITAL				
159,289,502 (2001: 124,289,710) ordinary shares fully paid	53,448,088	29,378,433	53,448,088	29,378,433

Movements in ordinary share capital of Ventracor Limited during the past two years were as follows:

DETAILS	NOTE	NO. OF SHARES	$
Balance - 30/06/00		106,989,716	26,044,524
Options exercised	(a)	17,299,994	3,524,332
Less: Transaction costs arising on share issues			(190,423)
Balance - 30/06/01		124,289,710	29,378,433
Options exercised	(b)	5,006,667	1,722,100
Other share issues	(c)	29,993,125	23,834,500
Less: Transaction costs arising on share issues			(1,486,945)
Balance - 30/06/02		159,289,502	53,448,088

FOR THE YEAR ENDED JUNE 30, 2002

15. CONTRIBUTED CAPITAL (CONT)

(a) During the 2001 year, the following options were exercised for cash:

NO. OF SHARES	ISSUE PRICE	$
500,000	20¢	100,000
16,091,660	20¢	3,218,332
455,000	25¢	113,750
65,000	35¢	22,750
30,000	40¢	12,000
33,334	45¢	15,000
125,000	34¢	42,500
17,299,994		3,524,332

(b) During the 2002 year, the following options were exercised for cash:

NO. OF SHARES	ISSUE PRICE	$
150,000	35¢	52,500
166,667	45¢	75,000
4,690,000	34¢	1,594,600
5,006,667		1,722,100

(c) In July 2001, 8,000,000 fully paid ordinary shares were issued by way of placement for cash at an issue price of $0.78 per share.

In March 2002, 13,700,000 fully paid ordinary shares were issued by way of placement for cash at an issue price of $0.80 per share.

In April 2002, 8,293,125 fully paid ordinary shares were issued for cash to existing shareholders under a share purchase plan at an issue price of $0.80 per share.

OPTIONS

As at June 30, 2002 the number of options to purchase ordinary shares in the parent entity was as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
1,105,000	78¢	October 31, 2002
959,001	35¢	March 30, 2003
433,334	40¢	March 30, 2003
733,332	45¢	March 30, 2003
2,210,000	93¢	October 31, 2004
1,790,000	77¢	November 30, 2006
1,790,000	$1.05	November 30, 2006
3,580,000	$1.40	November 30, 2006

All options are payable in cash.

ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

17. ACCUMULATED LOSSES

Accumulated losses at the beginning of the financial year	(24,358,329)	(21,141,756)	(24,544,734)	(21,328,049)
Net loss	(8,500,404)	(3,216,573)	(8,501,806)	(3,216,685)
Accumulated losses at the end of the financial year	(32,858,733)	(24,358,329)	(33,046,540)	(24,544,734)

18. NOTES TO STATEMENTS OF CASH FLOWS

RECONCILIATION OF CASH				
Cash at bank and on hand	1,247,997	1,419,251	1,247,991	1,419,241
Cash deposits and bank bills	18,524,111	2,215,000	18,524,111	2,215,000
Cash at the end of the financial year as per statements of cash flows	19,772,108	3,634,251	19,772,102	3,634,241
RECONCILIATION OF NET LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES				
Net loss	(8,500,404)	(3,216,573)	(8,501,806)	(3,216,685)
Depreciation	228,273	120,516	228,273	120,516
Amortisation	118,126	159,041	118,126	159,041
Net (gain)/loss on sale of plant and equipment	515		515	
Write down of investments	-	15,131	1,406	15,131
Other				102
Changes in operating assets and liabilities (Increase)/decrease in:				
Receivables	633,574	(343,207)	633,574	(343,207)
Inventories	387,761	(316,872)	387,761	(316,872)
Other assets	3,355	(53,319)	3,355	(53,319)
Increase/(decrease) in:				
Payables	146,094	766,149	146,094	766,149
Unearned revenue	110,468	-	110,468	-
Employee entitlements	131,657	87,362	131,657	87,362
Net cash outflow from operating activities	(6,740,581)	(2,781,772)	(6,740,577)	(2,781,782)

FINANCING ARRANGEMENTS

The consolidated entity currently has no finance facilities. At June 30, 2001 the consolidated entity had a $200,000 lease finance facility. At balance date the outstanding lease liabilities were $nil (2001: $33,615).

FOR THE YEAR ENDED JUNE 30, 2002

19. INVESTMENTS IN CONTROLLED ENTITIES

NAME OF ENTITY	COUNTRY OF INCORPORATION	CARRYING VALUE OF INVESTMENT 2002 $	2001 $
Micromedical Systems Inc.	USA	2	2
Micromedical Inc.	USA	-	1,402
Micromedical Distribution Pty. Ltd.	Australia	-	2
Cardiac Lifeline Pty. Ltd. *	Australia	2	2
Ventrassist Pty. Ltd.	Australia	2	2
Calacon Pty. Ltd.	Australia	-	2
		6	1,412

All controlled entities are 100% owned directly by Ventracor Limited. All share capital consists of ordinary shares.

During the year the controlled entities Micromedical Inc, Micromedical Distribution Pty. Ltd. and Calacon Pty. Ltd. were deregistered. None of these entities had any significant assets or liabilities.

* Since June 30, 2002, Cardiac Lifeline Pty. Ltd. changed its name to Micromedical Industries Pty. Ltd.

20. OTHER RELATED PARTY INFORMATION

(A) DIRECTORS

The names of persons who were directors of Ventracor Limited at any time during the financial year are as follows:

J C Massey
M R Spooner
J F Ward
R White
K L Woodthorpe

(B) REMUNERATION OF DIRECTORS

Information on the remuneration of directors is disclosed in note 21.

(C) SHARES AND OPTIONS - DIRECTORS AND DIRECTOR-RELATED ENTITIES

As at June 30, 2002 the aggregate number of ordinary shares and options of Ventracor Limited held by the directors and their associates were as follows:

	2002	2001
Shares	1,035,500	1,173,000
Options	2,100,000	350,000

Aggregate number of ordinary shares and options of Ventracor Limited acquired by the directors and their associates from the company during the year was as follows:

Shares	353,750	515,000
Options	2,100,000	350,000

350,000 of the shares were acquired on the exercise of 34 cent options (on similar terms and conditions as for those issued to employees in the 2001 financial year under the employee option plan - refer note 27). 3,750 of the shares were acquired under the share purchase plan for 80 cents per share (refer note 16). Options were acquired on similar terms and conditions as for those issued to employees (refer note 27) and as approved by shareholders at the annual general meeting held on November 15, 2001. The 2002 options vest in three tranches being: 25% on November 30, 2002 @ 77 cents, 25% on November 30, 2003 @ $1.05 and the remaining 50% on November 30, 2005 @ $1.40. The expiry date for these options is November 30, 2006.

20. OTHER RELATED PARTY INFORMATION (CONT)

(D) WHOLLY - OWNED GROUP

Ventracor Limited is the ultimate parent entity in the wholly-owned group comprising the company and its wholly-owned controlled entities. Ownership interests in these controlled entities are set out in note 19.

The company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current and/or previous financial years. The accounting and administrative assistance was generally provided free of charge and loans were interest free.

The parent fully provided for non-recovery of amounts owing by controlled entities in prior years.

(E) OTHER TRANSACTIONS OF DIRECTORS/DIRECTOR-RELATED ENTITIES

A director, J C Massey, was Chairman of Michels Warren up to July 27, 2001. From the beginning of the financial year until the date J C Massey ceased as Chairman and Director of Michels Warren, Michels Warren provided strategic communication solutions advice amounting to $30,308 (2001: $165,936) to the parent and consolidated entity on normal commercial terms and conditions.

FOR THE YEAR ENDED JUNE 30, 2002	INCLUSIVE OF ATTRIBUTED VALUE FOR SHARE OPTIONS		ACTUAL (CONSOLIDATED & PARENT ENTITY)	
	2002 $	2001 $	2002 $	2001 $

21. DIRECTORS', EXECUTIVE AND SENIOR OFFICERS' REMUNERATION

DIRECTORS' REMUNERATION

Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	395,464	99,820	355,738	97,200

This includes an executive director in the current year, whereas there was no executive director in the prior year.

Number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

$'000	$'000	2002	2001	2002	2001
10 -	20	1	-	1	-
20 -	30	-	2	-	2
30 -	40	1	-	2	-
40 -	50	1	1	-	1
60 -	70	-	-	1	-
70 -	80	1	-	-	-
200 -	210	-	-	1	-
220 -	230	1	-	-	-

Directors' remuneration shown above is the same for both the parent entity and consolidated entity. For disclosure purposes, directors' remuneration has also been shown after including the attributed value of the share options granted to the directors during the year. Directors received share options for which an attributed value of $39,726 (2001: $2,620) has been disclosed in the directors' report.

FOR THE YEAR ENDED JUNE 30, 2002	INCLUSIVE OF ATTRIBUTED VALUE FOR SHARE OPTIONS 2002 $	2001 $	ACTUAL (CONSOLIDATED & PARENT ENTITY) 2002 $	2001 $

21. DIRECTORS', EXECUTIVE AND SENIOR OFFICERS' REMUNERATION (CONT)

EXECUTIVE AND SENIOR OFFICERS' REMUNERATION

	2002 $	2001 $	2002 $	2001 $
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by executive and senior officers (including directors) whose remuneration was at least $100,000	1,703,830	1,000,239	1,614,923	985,279

The number of executive and senior officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands is as follows:

$'000	$'000				
100 -	110	1	-	4	-
110 -	120	3	-	-	-
120 -	130	-	1	-	1
130 -	140	-	1	-	1
150 -	160	1	1	1	1
160 -	170	-	1	-	2
170 -	180	1	1	1	-
190 -	200	-	-	1	-
200 -	210	1	-	1	-
210 -	220	1	-	1	-
220 -	230	1	-	-	-
240 -	250	-	1	-	1
260 -	270	-	-	1	-
270 -	280	1	-	-	-

Executive and senior officers' remuneration shown above is the same for both the parent entity and consolidated entity. For disclosure purposes, executive and senior officers' remuneration has also been shown after including the attributed value of the share options granted to the executive and senior officers during the year. Executive and senior officers received share options for which an attributed value of $ 88,907 (2001: $14,960) may be assigned (on the same basis as for directors and as disclosed in the directors' report).

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	2001 $	PARENT ENTITY 2002 $	2001 $

22. AUDITORS' REMUNERATION

	2002 $	2001 $	2002 $	2001 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	41,100	30,000	41,100	30,000
Remuneration for other services:				
Auditor of the parent entity	6,500	6,750	6,500	6,750

There was no remuneration paid to related practices of the auditor of the parent entity.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

23. COMMITMENTS FOR EXPENDITURE /CONTINGENT LIABILITIES

FINANCE LEASES				
Commitments in relation to finance leases are payable as follows:				
Within one year	-	34,423	-	34,423
Later than one year but not later than five years	-	-	-	-
Minimum lease payments	-	34,423	-	34,423
Future finance charges	-	(808)	-	(808)
	-	33,615	-	33,615
Representing lease liabilities:				
Current (note 13)	-	33,615	-	33,615

Finance leases comprised leases of items of plant and equipment under normal commercial finance lease terms and conditions.

OPERATING LEASES				
Commitments in relation to operating leases are payable as follows:				
Within one year	35,400	-	35,400	-
Later than one year but not later than five years				
Commitments not recognised in the financial statements	35,400	-	35,400	-

The parent entity leased certain premises from January 1, 2002 to December 31, 2002 at an annual cost of $70,800. Accordingly, the rental expense relating to operating leases for the year was $35,400 (2001: $134,558). Except for this lease, the consolidated entity occupies its premises on a month-to-month basis. The consolidated entity is currently renegotiating the premises leases.

OTHER

In accordance with terms of an agreement between the parent entity and the Industry Research and Development Board the parent is undertaking a project to develop an implantable rotary blood pump suitable for long term support of patients with chronic heart disease. The agreement provides that the parent will receive a grant for certain eligible expenditure. The budgeted expenditure and budgeted grant receipts for the project as per the agreement are as follows:

FINANCIAL YEAR	BUDGETED EXPENDITURE $	BUDGETED GRANT $
1997/98	973,000	437,628
1998/99	2,402,000	1,020,366
1999/00	2,538,000	1,101,187
2000/01	1,672,000	675,957
	7,585,000	3,235,138

Total grants received to June 30, 2002 were $3,881,895 (2001: $3,235,138) including an additional grant of $646,757 received during the 2002 year.

As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the parent breaching the agreement or an insolvency event occurring.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	2001 $

24. EARNINGS PER SHARE

	2002	2001
Basic earnings per share (loss) - cents	(6.0¢)	(2.7¢)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	140,690,273	119,490,602
Diluted earnings per share (loss) - cents	(6.0¢)	(2.7¢)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	140,690,273	119,490,602

Information concerning earnings per share:

Earnings for the purpose of the calculation of basic earnings per share is the net loss.

Earnings for the purpose of the calculation of diluted earnings per share is also the net loss.

Options granted are considered to be potential ordinary shares and have been taken into account in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in note 16.

In the circumstances of the consolidated entity the options are not dilutive and are therefore not used in the calculation of diluted earnings per share.

25. SEGMENT INFORMATION

BUSINESS SEGMENTS

The consolidated entity is organised in Australia into the following divisions by product and service type.

MICROMEDICAL INDUSTRIES (CARDIAC E-HEALTH) DIVISION

Micromedical Industries (MMI) designs, manufactures, markets and distributes electrocardiograph (ECG) monitoring equipment to assist medical professionals in the field of human and veterinary medicine. The monitoring equipment encompasses both hardware and software as well as a range of accessories. All key products are FDA cleared plus CE Mark accredited.

Through a network of dedicated distributors MMI's products are sold throughout the world with the major markets being Australia, USA, Europe and Asia.

The division's Australian research and development manufacturing facility is fully FDA certified as well as self certified for the European CE Mark.

VENTRASSIST DIVISION

The Ventrassist division has designed and developed a Left Venticular Assist Device (LVAD) commonly known as an "artificial heart". The research and development work was completed during the year ended June 30, 2002 and the commercialisation phase has commenced. It is expected that the first human clinical trial implant will take place in late 2002.

All research and development work has been carried out in Australia. The division utilises specialist medical manufacturing companies in Australia and the USA to assist in the production of "artificial heart" pumps for the clinical trials. Final testing and assembly of the "artificial hearts" is carried out in Australia.

GEOGRAPHICAL SEGMENTS

Although the consolidated entity's divisions are managed in Australia they sell to external customers mainly in Australia, USA, Europe and Asia.

FOR THE YEAR ENDED JUNE 30, 2002	MICROMEDICAL INDUSTRIES 2002 $	MICROMEDICAL INDUSTRIES 2001 $	VENTRASSIST 2002 $	VENTRASSIST 2001 $	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $

25. SEGMENT INFORMATION (CONT)

PRIMARY REPORTING - BUSINESS SEGMENTS

	Micromedical Industries 2002 $	Micromedical Industries 2001 $	Ventrassist 2002 $	Ventrassist 2001 $	Consolidated 2002 $	Consolidated 2001 $
External segment revenue	2,160,657	4,352,970	646,757	1,033,709	2,807,414	5,386,679
Inter-segment revenue	-	-	-	-	-	-
Total segment revenue	2,160,657	4,352,970	646,757	1,033,709	2,807,414	5,386,679
Unallocated revenue					487,329	318,572
Revenue from ordinary activities					3,294,743	5,705,251
Segment result	(1,512,238)	506,865	(5,123,134)	(2,300,836)	(6,635,372)	(1,793,971)
Unallocated revenue less unallocated expenses					(1,865,032)	(1,422,602)
Loss from ordinary activities before income tax					(8,500,404)	(3,216,573)
Income tax expense					-	-
NET LOSS ASSETS					(8,500,404)	(3,216,573)
Segment assets	1,404,333	2,406,735	1,364,539	577,398	2,768,872	2,984,133
Unallocated assets					19,808,886	3,669,770
Total assets					22,577,758	6,653,903
LIABILITIES						
Segment liabilities	452,140	298,987	1,329,936	1,278,179	1,782,076	1,577,166
Unallocated liabilities					206,327	56,633
Total liabilities					1,988,403	1,633,799
Acquisition of non-current assets	29,483	400,491	1,161,840	252,031	1,191,323	652,522
Depreciation and amortisation	139,185	102,086	207,214	177,471	346,399	279,557

SECONDARY REPORTING - GEOGRAPHICAL SEGMENTS

	SEGMENT REVENUES FROM SALES TO EXTERNAL CUSTOMERS 2002 $	SEGMENT REVENUES FROM SALES TO EXTERNAL CUSTOMERS 2001 $	SEGMENT ASSETS 2002 $	SEGMENT ASSETS 2001 $	ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT, INTANGIBLES AND OTHER NON-CURRENT SEGMENT ASSETS 2002 $	ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT, INTANGIBLES AND OTHER NON-CURRENT SEGMENT ASSETS 2001 $
Australia	298,552	77,174	22,460,147	6,034,032	1,191,323	652,522
USA	769,673	2,365,275	68,820	92,193	-	-
Europe	985,426	1,853,265	48,791	527,678	-	-
Asia	39,719	2,500	-	-	-	-
Other countries	6,476	54,756	-	-	-	-
	2,099,846	4,352,970	22,577,758	6,653,903	1,191,323	652,522

NOTES TO AND FORMING PART OF THE SEGMENT INFORMATION

(A) ACCOUNTING POLICIES

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 Segment Reporting, which has been applied for the first time in the year ended June 30, 2002. Segment information is presented for the above business and geographical segments rather that the industry and geographical segments identified in previous years to comply with the revised segment reporting accounting standard. The comparative information has been restated to present the information for the new segments.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors and employee entitlements. Segment assets and liabilities do not include income taxes.

(B) INTER-SEGMENT TRANSFERS

There are no inter-segment transfers.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $

26. RECEIVABLES AND PAYABLES DENOMINATED IN FOREIGN CURRENCIES

Amounts not effectively hedged				
Receivables - Current				
United States dollars	121,748	610,259	121,748	610,259
Payables - Current				
United States dollars	177,505	216,120	177,505	216,120

27. EMPLOYEE OPTION PLAN

The establishment of an employee option plan was approved by special resolution of shareholders on June 5, 1993. All employees (including directors) of Ventracor Limited and its controlled entities are eligible to participate in the plan upon nomination by the directors.

Options (to acquire ordinary shares in the parent entity) issued comprise:

1997

A total of 2,190,000 free options were granted under the plan to 25 eligible employees in July 1996. Each option was convertible into one ordinary share on or before June 15, 2001 at a fixed exercise price of 25¢ per share.

A total of 455,000 of these options were exercised during the year ended June 30, 2001.

56,000 of these options lapsed during the year ended June 30, 2001.

The number of unissued ordinary shares under these options at June 30, 2002 and June 30, 2001 was Nil.

1998

A total of 3,864,000 free options were granted to 17 eligible employees in March 1998.
Each option is convertible into one ordinary share as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
1,864,000	35¢	March 30, 2003
1,000,000	40¢	March 30, 2003
1,000,000	45¢	March 30, 2003

A total of 316,667 (150,000 @ 35¢, and 166,667 @ 45¢) of these options were exercised during the year ended June 30, 2002 (2001: 128,334 - 65,000 @ 35¢, 30,000 @ 40¢, and 33,334 @ 45¢).
None (2001: Nil) of these options lapsed during the year.
The number of unissued ordinary shares under these options at June 30, 2002 was 2,125,667 (2001: 2,442,333).

1999

Free options for ordinary shares were issued during the 1999 year as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
264,000	35¢	March 30, 2003
1,000,000	20¢	September 30, 2000

A total of 500,000 of these options (500,000 @ 20¢) were exercised during the year ended June 30, 2001.
None of these options lapsed during the year ended June 30, 2001.
The number of unissued ordinary shares under these options at June 30, 2002 and June 30, 2001 was Nil.

2000

On February 11, 2000, 4,820,000 free options for ordinary shares were issued to 8 employees as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
1,205,000	65¢	October 31, 2000
1,205,000	78¢	October 31, 2002
2,410,000	93¢	October 31, 2004

None (2001: Nil) of these options were exercised during the year ended June 30, 2002.
300,000 (2001: 1,205,000) of these options lapsed during the year.

The number of unissued ordinary shares under these options at June 30, 2002 was 3,315,000 (2001: 3,615,000).

27. EMPLOYEE OPTION PLAN (CONT)

2001

On November 24, 2000, 4,340,000 free options for ordinary shares were issued to 38 employees as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
4,340,000	34¢	November 30, 2001

A total of 4,190,000 (2001: 125,000) of these options were exercised during the year ended June 30, 2002. 25,000 (2001: Nil) of these options lapsed during the year.

The number of unissued ordinary shares under these options at June 30, 2002 was Nil (2001: 4,215,000).

Options issued during the 2001 financial year include the following November 30, 2001 options granted to directors:

JC Massey	250,000
R White	50,000
K L Woodthorpe	50,000

2002

On November 15, 2001, 7,020,000 free options for ordinary shares were issued to 49 employees as follows:

NO. OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
1,755,000	77¢	November 30, 2006
1,755,000	$1.05	November 30, 2006
3,510,000	$1.40	November 30, 2006

Under the plan the options issued November 2001 can be exercised in three tranches as follows:

25% vested on November 30, 2002 at average market closing price for the five trading days immediately following the AGM on November 15, 2001 ($0.70) + 10%, 77 cents.

25% vested on November 30, 2003 at average market closing price for the five trading days immediately following the AGM on November 15, 2001 ($0.70) + 50%, $1.05.

50% vested on November 30, 2005 at average market closing price for the five trading days immediately following the AGM on November 15, 2001 ($0.70) + 100%, $1.40.

None of these options were exercised during the year and 360,000 lapsed during the year.

The number of unissued ordinary shares under these options at June 30, 2002 was 6,660,000.

Options issued during the 2002 financial year include the following November 30, 2006 options granted to directors:

J C Massey	500,000
M R Spooner	1,000,000
J F Ward	300,000
K L Woodthorpe	300,000

The market value of the parent's shares as at the end of the year was 69 cents (2001: 90 cents).

The parent entity credits proceeds received to contributed capital upon exercise of options.
No remuneration expense is recognised at the time of granting options.

The directors recognise that in the current accounting environment there is a move towards recognising granting the options as remuneration. The directors are awaiting the new accounting standard before changing the current policy.

Under the plan the exercise price of options issued cannot be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

FOR THE YEAR ENDED JUNE 30, 2002	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT ENTITY 2002 $	PARENT ENTITY 2001 $
27. EMPLOYEE OPTION PLAN (CONT)				
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	1,552,100	306,000	1,552,100	306,000
Market value of shares issued to employees on the exercise of options as at their issue date	3,137,803	684,187	3,137,803	684,187

28. SUBSEQUENT EVENTS

Since June 30, 2002, the consolidated entity has received an offer from a consortium of persons including employees for the assets of its Micromedical Industries (Cardiac e-Health) division.

The consolidated entity intends to undertake a review of all available options in respect of the Micromedical Industries (Cardiac e-Health) division including, but not limited to, the identification of potential purchasers of that division.

The financial effects of the above were not recognised as at June 30, 2002.

29. FINANCIAL INSTRUMENTS

NET FAIR VALUE

The net fair values of financial assets and financial liabilities approximate their carrying amounts.

CREDIT RISK

The credit risk on financial assets which have been recognised on the statements of financial position is generally the carrying amount, net of any provisions.

The consolidated entity did not have any material credit risk exposure to any single debtor or group of debtors at balance date.

Cash assets include bills which are generally subject to credit risk in the event of default by the acceptor. However, the risk was mitigated by ensuring that the bills at June 30, 2002 were accepted by banks. Cash assets were held with Westpac Banking Corporation and Suncorp Metway at balance date.

INTEREST RATE RISK

Cash at bank and on hand - is held in at call bank accounts with variable interest receivable thereon at ruling market bank rates which were approximately 4.5% at June 30, 2002 (2001: 4.6%).

Cash deposits and bank bills mature July 2002 with fixed interest receivable thereon at approximately 4.8% (2001: 6.3%).

Receivables and payables - generally no interest is receivable or payable thereon.

Lease liabilities – the interest rate implicit in each lease was fixed over the relevant lease term. The average interest rate on leases at June 30, 2001 was approximately 8%. There were no lease liabilities remaining at June 30, 2002.

DERIVATIVE FINANCIAL INSTRUMENTS

The consolidated entity imports goods and sells its products in foreign currencies. It maintains a US$ account to protect against exchange rate movements in relation to such transactions.

However, the parent entity and its controlled entities do not use derivative financial instruments.









CORPORATE DIRECTORY

VENTRACOR LIMITED
ABN 46 003 180 372
www.ventracor.com

CHAIRMAN
Mr John C Massey

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER
Mr Michael Spooner

DIRECTORS
Ms Elizabeth Nosworthy
Mr John Ward
Dr Katherine Woodthorpe

MEMBERS OF THE EXECUTIVE
Dr John Woodard
Mr Walter Edgar

COMPANY SECRETARY
Mr Walter Edgar

HEADQUARTERS
Ventracor Limited
126 Greville Street
Chatswood NSW 2067
Australia

Telephone: +61 2 9406 3100
Facsimile: +61 2 9406 3101
E-mail: info@ventracor.com

REGISTERED OFFICE
Ventracor Limited
11 Technology Drive
Labrador QLD 4215
Australia

PO Box 224
Labrador QLD 4215
Australia

Telephone: +61 7 5573 9777
Facsimile: +61 7 5594 0361
E-mail: info@ventracor.com

SHARE REGISTRY
Douglas Heck & Burrell
Level 22
HSBC Building
300 Queen Street
Brisbane QLD 4000
Australia

Telephone: +61 7 3228 4219

CORPORATE ADVISER
ABN AMRO Morgans Limited
Level 29
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Telephone: +61 7 3334 4888

SOLICITORS
Clayton Utz
Level 25
215 Adelaide Street
Brisbane QLD 4000
Australia

Telephone: +61 7 3292 7000

AUDITORS
Johnston Rorke
Level 5
National Bank House
255 Adelaide Street
Brisbane QLD 4000
Australia

Telephone: +61 7 3222 8444